SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

08006189

November 26, 2008

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published November 25, 2008.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
November 25, 2008	Press Release	Skanska to adapt organization to anticipated volume decline in Nordic market	law and by the listing agreement with Stockholm Stock Exchange

dlw 12/9

SKANSKA

Press Release

November 25, 2008
08:45 am CET

Skanska to adapt organization to anticipated volume decline in Nordic market

The measures to adapt workforce are expected to affect 2,000 employees in Sweden and 1,400 in the remainder of the Nordic region at a cost of approximately SEK 600 M.

In Skanska's Nine Month Report for 2008, the Group announced that several construction and residential development markets are weakening. A review of the current order backlog and anticipated order bookings has indicated a volume decline of about 15 percent in the Nordic region in 2009. The main reason is the extremely sharp decline in the residential markets, but a weakening of other building segments is also anticipated. The volume decline for Skanska in other geographic markets is expected to be significantly lower.

To address the anticipated volume development, Skanska plans to reduce its workforce by 3,400 persons in the Nordic region, out of a total of 20,500 employees in the Nordic region and 60,000 in the Group. The measures will affect administrative staff as well as personnel at project level.

Negotiations with trade union organizations have been initiated and Skanska will provide supporting activities to those affected.

The organization will also be continuously adapted in Skanska's other markets, but in the current situation, the company sees no need for extraordinary measures.

The cost of implementing these personnel reductions is estimated at approximately SEK 600 M. This expense will be charged to Skanska's earnings for the fourth quarter of 2008.

"I regret that this affects so many employees and their families. In the current situation, it is unfortunately necessary to adapt our organization and our costs to a lower business volume in the Nordic construction markets," says Skanska's President and CEO Johan Karlström.

"At the same time, our review of all units within Skanska also shows that our geographic breadth and mix of operations contribute to alleviating the effect on the Group."

The measures that have now been decided will be successively implemented during 2009. The personnel cutbacks are divided between the Nordic countries as follows: Sweden 2,000 persons; Finland 600 persons and Norway 800 persons. Skanska has no construction operations in Denmark.

For further information, please contact:

Johan Karlström, President and CEO, Skanska AB, tel +46 8 753 88 00.
Karin Lepasoon, Executive Vice President, Group Communications, Skanska AB, tel +46 8 753 88 74.
Peter Gimbe, Group Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END